THE BERWYN FUNDS

August 19, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Berwyn Funds (the “Trust”)
File Nos. 33-14604; 811-04963

Ladies and Gentlemen:

Ms. Sheila Stout of the Commission’s staff recently contacted us by telephone to provide comments on the Trust’s Form N-CSR filing for the fiscal period ended December 31, 2009.  Ms. Stout further informed us that her review extended beyond Form N-CSR and included a review of the Trust’s entire filing record.  The following are the comments provided and the Trust’s response to each:

1.	Comment:	Item 5 (ii) of the Trust’s Form 24f-2 was filled out incorrectly. In the future please comply with the requirements of the Form.

Response:
We reviewed the Trust’s Form 24f-2 filing and acknowledge our typographical error in completing the Form.  The amount disclosed in response to Item 5(iv) should have also been disclosed in Item 5(ii).  We will monitor all future filings to avoid this error in the future.

2.	Comment:
In calculating the expense Example in the prospectus, the Fund is only permitted to reflect the fee waiver arrangement for the periods it is expected to continue.  Since the fee waiver arrangement is part of the advisory agreement and the advisory agreement is approved annually you should use the Fund’s gross expenses in calculating the Example for each year after year one.

Response:
As indicated during our phone conversation, the Trust filed correspondence via Edgar on April 21, 2010 disagreeing with the Staff’s position on this matter.  We were contacted via telephone by Ms. Linda Stirling and she indicated that the Staff would not seek enforcement against the Berwyn Cornerstone Fund (“BCF”) if BCF continued calculating the Example using net expenses for all relevant periods.

3.	Comment:	Include a "Tandy" representation with respect to the Commission staff’s comments on the Trust's filing.

	Response:	The Trust has authorized me to acknowledge to you that:

	(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the “Staff”);

	(b)	Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

	(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

__________________________________________________________________________

If you have any further questions or additional comments, please contact the undersigned at 513-587-3406.

Sincerely,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary